Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Frost Giant Studios, Inc.
150 Progress STE 150
Irvine, CA 92618
https://frostgiant.com/

Up to $4,999,992.48 in Series CF Preferred Stock at $8.68
Minimum Target Amount: $14,999.04

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Frost Giant Studios, Inc.
Address: 150 Progress STE 150, Irvine, CA 92618
State of Incorporation: DE
Date Incorporated: March 06, 2020

Terms:

Equity

Offering Minimum: $14,999.04 | 1,728 shares of Series CF Preferred Stock
Offering Maximum: $4,999,992.48 | 576,036 shares of Series CF Preferred Stock
Type of Security Offered: Series CF Preferred Stock
Purchase Price of Security Offered: $8.68
Minimum Investment Amount (per investor): $494.76

*The Offering's Maximum Number of Series CF Preferred Stock subject to adjustment for bonus shares. See "Investment Incentives and Bonuses."

Investment Incentives and Bonuses*

Loyalty Bonus

As you are a Kickstarter Super Backer or Employee in Frost Giant, you are eligible for 10% bonus shares.

Reservations Bonus

All Reservation Holders in the Testing the Waters Reservations Page will receive 5% bonus shares.

Early Bird

Early Bird 1k - Invest $1,000+ within the first 2 weeks and receive 2% bonus shares + Investor Discord Role.

Early Bird 5k - Invest $5,000+ within the first 2 weeks and receive 5% bonus shares + Investor Discord Role.

Early Bird 10k - Invest $10,000+ within the first 2 weeks and receive 8% bonus shares + Investor Discord Role.

Early Bird 20k - Invest $20,000+ within the first 2 weeks and receive 10% bonus shares + Investor Discord Role.

Mid-Campaign

Flash Perk - Invest $5,000+ between 30-37th Day of the Raise and receive 5% bonus shares + Investor Discord Role.

Blitz Perk - Invest $5,000+ between 60-67th Day of the Raise and receive 5% bonus shares + Investor Discord Role.

Amount-Based Perks

Tier 1 Perk — Invest $1,000+ and receive Investor Discord Role.

Tier 2 Perk — Invest $5,000+ and receive Investor Discord Role + 2% bonus shares.

Tier 3 Perk — Invest $10,000+ and receive Investor Discord Role + 5% bonus shares.

Tier 4 Perk — Invest $25,000+ and receive Investor Discord Role + 7% bonus shares.

Tier 5 Perk — Invest $50,000+ and receive Investor Discord Role + 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

*Investors eligible to receive the Discord Role perk will receive an email from Frost Giant upon the completion of the offering.

The 10% StartEngine Owners' Bonus

Frost Giant Studios, Inc. ("Frost Giant" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $8.68 per share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $868. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus, and the Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Frost Giant is a corporation organized under the laws of the state of Delaware, based in Orange County, California, that develops real-time strategy (RTS) games. The Company's business model consists of games sales focused on all gaming enthusiasts.

The Company is currently in the R&D stage for Stormgate - a real-time strategy game set in a post-apocalyptic world. Players concurrently gather resources, build bases and troops, and upgrade assets. The game is planned to be free-to-play with free and monetized content.

Business Model

Stormgate is in closed testing now. We plan to enter Early Access in 2024. During Early Access, anyone with a Steam account will be able to play for free while our developers continue adding new content, new features, and polishing the overall experience. Stormgate is designed to feature free and paid-for content.

Intellectual Property

The Company has proprietary technology with potential future licensing value.

Competitors and Industry

Competitors

Some notable RTS developers include Zero Space by Star Lance Studios, Tempest Rising by Slipgate Ironwork, and Homeworld 3 by Blackbird Interactive.

Star Lance Studios was founded in 2022 by Marv Gouw, a graphics programmer with prior success in mobile MMOs and strategy games. Star Lance Studios is comprised of approximately 40 developers. The team is actively developing their first game, ZeroSpace, which successfully secured funding through a Kickstarter campaign. ZeroSpace is currently in the Early Alpha phase, with recent playtests conducted for backers.

Slipgate Ironworks, situated in Aalborg, Denmark, is a game development studio consisting of industry veterans and talents with a collective experience spanning two decades, encompassing both indie and AAA titles. Widely recognized for their debut title, "Rise of the Triad," released in 2013, the game is acclaimed as a pivotal contribution to the modern retro shooter genre. The studio's portfolio includes diverse projects like Rad Rodgers, Ion Fury, and Ghostrunner, with recent acclaim for Tempest Rising and Phantom Fury.

Blackbird Interactive, a game development studio located in Vancouver, Canada, was founded in 2010 by former members of Relic Entertainment, the developer of the Company of Heroes series of real-time strategy games, as well as the Homeworld series. Blackbird Interactive is currently developing Homeworld 3, to be published by Gearbox Software. Building upon the distinctive strategic gameplay of the series, Homeworld 3 offers an even larger scale of epic battles set in open space and on 3D terrain.

Industry

In 2022, strategy games generated $16.3 billion. It is the second most lucrative genre of games, next to role-playing games. Downloads of strategy games saw a spike of 1.7 billion in 2020 during the pandemic. In 2022, there were 1.5 billion downloads with approximately 20 million RTS players.

There are several key players in the market, like Romance of Three Kingdoms, which earned $504 million in revenue in 2022, and Clash of Clans which earned $472 million.

Source: https://www.businessofapps.com/data/strategy-games-market/

https://web.archive.org/web/20100825135123/http://www.next-gen.biz/news/blizzard-confirms-one-frontline-release-09

https://www.polygon.com/2012/11/7/3615054/starcraft-2-heart-of-the-swarm-release-window-2013

https://web.archive.org/web/20170305040051/https://www.highbeam.com/doc/1P2-7798788.html

Current Stage and Roadmap

Current Stage

The Company is currently in the pre-revenue R&D stage for Stormgate. The majority of features in our game have not yet reached technological feasibility. The Company plans to exit the game from its R&D stage and launch into Early Access around Q3 of 2024. This is when we expect monetization to begin. We executed a pre-sale of our digital bundles called Founder's Pack and a physical Collector's Edition in December 2023.

We currently have approximately 500,000 Steam users signed up for Stormgate Steam's wishlist.

Future Roadmap

The Company aims on launching Stormgate into Early Access in Q3 of 2024. We plan to develop three playable factions and a handful of heroes playable at the Early Access launch. We are also expecting to have 1v1 and 3vE (cooperative) modes available at Early Access. After Early Access, we plan to have an ongoing pipeline of content such as campaign chapters heroes, and War Chests (our version of the battle pass). We are aiming to release this content approximately on a quarterly basis. Early Access is expected to run for at least one year and then we plan to launch into 1.0. Additional gameplay modes such as 3v3 are scheduled to be available by 1.0 as well as other game content such as campaigns, heroes, and cosmetics.

The Team

Officers and Directors

Name: Tim Morten

Tim Morten's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, CFO, Secretary, Treasurer, Production Director, Board Member
  Dates of Service: June, 2020 - Present
  Responsibilities: Tim manages the day-to-day business of the Company, communications with the Board's directives and goals, maintaining the corporate governance books and records of the properties and business transactions of the Company, maintains a book of the minutes of all meetings of directors and shareholders, and gives notice of all meetings of shareholders and directors, and oversees the Company's business operations, financial performance, investments, and ventures. Tim receives an annual salary of $243,547.00 and owns about 17% of the Company's equity.

Name: Tim Campbell

Tim Campbell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Game Director, Board Member
  Dates of Service: June, 2020 - Present
  Responsibilities: Tim is primarily responsible for internal product development and creative direction. Tim receives an annual salary of $243,547.00 and owns about 17% of the company's equity.

Name: Howard Xing

Howard Xing's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Financial Controller

Dates of Service: March, 2022 - Present
Responsibilities: Howard manages accounting operations, financial reporting, and assists in developing monetization and crowdfunding strategies. Howard receives an annual salary of $140,000, has stock options in the Company, and works 40 hours a week in this role.

Other business experience in the past three years:

- Employer: New Game LLC
  Title: Founder
  Dates of Service: January, 2023 - Present
  Responsibilities: Howard provides outsourced accounting & finance services to various game development studios.

Other business experience in the past three years:

- Employer: Full Stack Finance
  Title: Controller
  Dates of Service: March, 2020 - March, 2022
  Responsibilities: Howard provides outsourced accounting and controller services to early stage companies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment.
Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly an offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Minority Holder; Securities with No Voting Rights
The Series CF Preferred Stock that an investor is buying has no voting rights attached to it. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

We are an early stage company and have not yet generated, and may never generate, any profits.
Frost Giant was founded in 2020 and we have limited operating history upon which you can evaluate our performance. Accordingly, our prospects must be considered in light of the risks that any new company encounters. We are still in an early phase of development and we are constantly evolving our business model and just beginning to implement our commercial plan. Accordingly, our operating history may not be indicative of future prospects. Since inception, we have not consistently generated sufficient revenue to cover operational expenses and there is no assurance that we will be able to do so in the future. We have never generated an operating profit, and there can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. We may not be successful in attaining the objectives necessary to overcome these risks and uncertainties.

Our business projections are only projections.
There can be no assurance that the Company will meet its projections, which are likely to change. We expect to introduce new products and refine existing products, the plans and timeline for which is likely to change. There can be no assurance that the Company will be able to find sufficient demand for its products, that people think are better options than a competing product, or that we will be able to provide our product at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company, and the Company did not obtain a third-party valuation in

connection with this offering. You will be relying solely on the judgment of the Company's management and its board of directors, and the Company may not have properly valued its business. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The Company may never undergo a liquidity event and your investment could be illiquid for a long time or indefinitely.
The Company may never undergo a liquidity event, such as a sale of the Company or an initial public offering, and you should be prepared to hold this investment for several years or indefinitely. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established markets for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a strategic investor or a company in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans.
If the product fails to come to market on time or fails to generate sufficient revenue to meet its operating needsthe company may cease operating and result in a loss on your investment. Even if we sell all the Series CF Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

We may never have an operational product.
It is possible that there may never be an operational real-time strategy game or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products.
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties.
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage. Delays or cost overruns in the development of Stormgate and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We are an early stage company operating in a new and highly competitive industry.
The Company operates in a relatively new industry and faces significant market competition from both startups and established companies. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. We will compete with larger, established companies that currently have products on the market and/or various respective product development programs, greater financial resources, brand recognition, or established customer bases which will have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Further, there can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies.

We are competing against other recreational activities.
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a

significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing your trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks.
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation.Vie may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer customers. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

If the Company cannot raise sufficient funds it will not succeed.
The Company is offering Series CF Preferred Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company expects to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We may need to access credit in order to support our working capital requirements as we grow. Interest rates fluctuate and it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. A series of preferred stock could be issued from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of any series of preferred stock could be more advantageous to those investors than to the holders of Series CF Preferred Stock, common stock or other securities. In addition, if we need to raise more equity capital from the sale of securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The "Use of Proceeds" described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Your information rights are limited with limited post-closing disclosures.
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

The Company may undergo a future change that could affect your investment.
The Company may change its business, management or advisory team, intellectual property portfolio, location of its principal place of business, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from Company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single product.
All of our current services are variants of one type of product. Relying heavily on a single product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Our new product could fail to achieve the sales projections we expect.
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Vulnerability to economic conditions.
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Economic and market conditions.
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation,

consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events.
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity.
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company"s investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws.This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. 0 or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tim Morten	3,000,000	Class A Common Stock	17.3%
Tim Campbell	3,000,000	Class A Common Stock	17.3%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series CF Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 576,036 of Series CF Preferred Stock.

Class A Common Stock

The amount of security authorized is 18,970,000 with a total of 8,090,628 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 506,007 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,015,158 shares to be issued pursuant to stock options issued.

The Company currently has 506,007 shares of Class A Common Stock available to be issued pursuant to the Company's 2020 Stock Option and Grant Plan (the "Plan"). The Company has issued options under its Plan to acquire an additional 1,015,158 shares of Class A Common Stock.

Class B Common Stock

The amount of security authorized is 777,980 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock resulting from the conversion of any shares of Series CF Preferred Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 4,188,570 with a total of 4,188,570 outstanding.

Voting Rights

The holder of each share of Series Seed Preferred Stock Shall have the right to one vote for each share of Class A Common Stock into which such Series Seed Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series Seed Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series Seed Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series Seed Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series Seed Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series Seed Preferred Stock is convertible into shares of Class A Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 3,457,713 with a total of 3,457,713 outstanding.

Voting Rights

The holder of each share of Series A-1 Preferred Stock shall have the right to one vote for each share of Class A Common Stock into which such Series A-1 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series A-1 Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series A-1 Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series A-1 Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series A-1 Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series A-1 Preferred Stock is convertible into shares of Class A Common Stock.

Series A-2 Preferred Stock

The amount of security authorized is 1,551,660 with a total of 1,551,660 outstanding.

Voting Rights

The holder of each share of Series A-2 Preferred Stock shall have the right to one vote for each share of Class A Common Stock into which such Series A-2 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series A-2 Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series A-2 Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series A-2 Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series A-2 Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series A-2 Preferred Stock is convertible into shares of Class A Common Stock.

Series CF Preferred Stock

The amount of security authorized is 777,980 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred Stock.

Material Rights

The holders of each share of Series CF Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series CF Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series CF Preferred Stock. Each share of Series CF Preferred Stock is convertible into shares of Class B Common Stock.

For further information on material rights please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

What it means to be a minority holder

As a minority holder of Series CF Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $24,999,956.58
  Number of Securities Sold: 1,152,571
  Use of proceeds: Development of Stormgate
  Date: January 04, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Convertible Note Conversion to Series A-2 Preferred
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 517,220
  Use of proceeds: Game development
  Date: January 04, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $5,025,000.00
  Use of proceeds: Game development
  Date: March 16, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

We have not begun generating revenue yet in 2023. We plan to release Stormgate into Early Access in Q3 of 2024. In 2024, we plan to launch a few pre-sale campaigns including Kickstarter, indiegogo and on the Steam platform. All revenues from the pre-sale will be recorded as deferred revenue until it is recognized at Early Access.

Gross margins

We have not yet generated revenue, and therefore have not yet achieved profitability. We aim to achieve operational profitability by the end of 2024. Revenue will begin once Stormgate is released, but operating costs will also increase at that time. Any pre-sales in 2024 will be recorded to deferred revenue and recognized as revenue at Early Access.

Expenses

The Company's expenses consist of, among other things, salaries, stock-based compensation, and lease liability. Expenses in 2023 totaled $13,515,937, a $2,900,000 increase from 2022.

Most of this increase was due to increased contractors, salaries, and advertising. For example, advertising expenses increased from $535,000 to $1,200,000.

Historical results and cash flows:

The Company is currently in pre-revenue.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we plan to release Stormgate in 2024, and will thus begin generating revenue.

Past cash was primarily generated through equity investments. Our goal is to become operationally profitable by the end of 2024. We expect platform fees will net against the positive cash flows. The early access game will generate revenue, however, there will be an increase in server load cost associated with this.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2024, the Company has $6.8M on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are not critical to the Company's operation. We could launch into early access and operate without another raise. We view these funds as supplemental capital that we can put toward headcount and runway security, as well as expenses related to marketing and self-publishing. We have also contemplated another traditional priced round, and have $2M of venture debt we could draw down if needed.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the company to reach Early Access launch in Q3 2024. We anticipate 45% of the funds of these funds will be put towards operating capital that provides the Company with breathing room at Early Access launch and 39.5% will be put towards paid media. Of the total funds that our Company has, about 73.5% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 5 months (without revenue generation). The company plans to close a regional publishing deal and has access to $2M in venture debt which would further extend the operational runway by an additional 3 months for a total of 8 months of runway. Any revenue generated from pre-sales on Steam prior to Early Access launch will further extend this runway. This is based on a current monthly operational burn rate of $1M for expenses related to compensation, server costs, marketing, etc.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for an additional 3 months, on top of the runway previously mentioned. We anticipate no significant change in our gross expenses, regardless of the amount raised, as we begin to generate revenue. Our goal is to reach positive cash flow in 2024.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a traditional priced round, another crowdfunding round, or perhaps drawing down the $2M venture debt available.

The Company is also exploring regional distribution deals and may consider the potential to provide work-for-hire services.

Indebtedness

- Creditor: Operating Leases
  Amount Owed: $220,000.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2025
  The Company leases its facility under long-term non-cancelable operating lease with a termination date of June 2024. However, in August 2023, the Company has extended the lease through June 2025. On August 31, 2023 the Company renewed their lease, classifying the renewal as a modification to the existing contract under ASC 842-10-25-8. Upon modification, the Company adjusted the right-of-use asset and lease liability on its balance sheet by approximately $212,000. The renewed lease asset and liability were calculated utilizing the risk-free discount rate (4.94%), according to the Company's elected policy.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $150,064,796.28

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The Company set its valuation internally, without a formal third-party independent evaluation.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE

OCCURRENCE OF UNANTICIPATED EVENTS.

Overview

Frost Giant has calculated a valuation of $150,000,000 for the Start Engine crowdfunding in 2024. This amount was calculated based on the valuation of the prior Series A priced round at $21.69 PPS, derived from our EBITDA Multiple Revenue Projection Scenario Analysis, plus an incremental valuation assessment from the achievement of development milestones and Key Performance Indicators such as Steam Wishlist Growth, Beta Sign-up Growth, and Kickstarter performance.

EBITDA Multiple Revenue Projection Scenario Analysis

We ran multiple revenue projection scenarios for 12 months post- Early Access launch. The valuation is based on the historical performance of our prior product, StarCraft 2 Wings of Liberty at 50% monthly active users. Since our product most closely resembles StarCraft 2 and many team members at Frost Giant worked on StarCraft 2, we believe 50% performance is a reasonable estimate. We also projected COGS based on known platform fees such as Steam and built engineering infrastructure expense projections variable to monthly active users. We projected 12 months of operating expenses based on our fully staffed headcount, including bonuses, payroll tax, benefits, facilities, equipment/software, travel, and other operating expenses. At a 4X EBITDA multiple of our 12 months post Early Access, our valuation is $150M which lines up with our $150M target valuation for the Start Engine raise.

Additional Milestones

We achieved 13 development milestones from the prior valuation to January 2024. Some of the major development milestones include Closed Pre-Alpha, Closed Alpha, and Closed Beta. Throughout these milestones, we've successfully prototyped two gameplay modes, 2 factions and 2 heroes.

Steam Wishlists increased 861% and Beta Sign-ups increased 480% since the last valuation during the Series A round. Additionally, Stormgate has increased from #134 to #40 on Steam Wishlist ranks. Steam Wishlists directly correlate with the chances of a successful Early Access launch as they drive the algorithm that promotes a new game during its Early Access launch period.

Stormgate also launched a Kickstarter in December 2023 that has amassed 28,143 backers and $2,380,701. Stormgate was the most successful game Kickstarter in 2023 and is projected to be one of the best Real-Time Strategy crowdfunding campaigns ever.

Conclusion

We believe that the achievement of milestones and Key Performance Indicators between February 2022 and January 2024 justify the 20% valuation increase from $124,999,826 for the previous priced round to $150,000,000 for the Start Engine campaign.

Valuation History

(1) Seed Valuation Post-Money: $13,778,488 Valuation

(2) Convertible Notes Valuation Cap: $40,000,000

(3) Series A Valuation: $125,000,000

Qualitative Events between Seed and Series A

(1) We created a multiplayer prototype that demonstrated a key gameplay mode and features

(2) We hired the core team and the Chief Architect, James Anhalt, responsible for developing Snowplay

(3) Secured the Epic License Buyout to use its Unreal Engine

(4) Announced the studio and began building a social following for the studio

(5) Did a content creator summit and began building anticipating within the community

Use of Proceeds

If we raise the Target Offering Amount of $14,999.04 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees

94.5%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,992.48, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Company Employment
  10.0%
  We intend for 10% of the funds to be put towards headcount. Specifically, we plan to bring on a brand manager, community manager, performance marketer, influencer manager, and additional development headcount.

- Marketing
  39.5%
  We plan to use 39.5% of the funds from this raise towards ad assets, paid media spend, performance marketing, influencer marketing, esports tournaments, external agency support, external PR support, regional support, and a Gamescom booth.

- Operating Capital
  45.0%
  Frost Giant has sufficient cash on hand to cover operations through the expected Q3 2024 launch of Stormgate into Early Access. Additional access to capital is expected from regional distribution deals, venture debt, and pre-sales of Stormgate. We intend to use 45% of these funds towards additional operating capital that provides the Company with breathing room at Early Access launch, with a more reasonable time to spin up live operations and hit operational profitability.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://frostgiant.com/ (https://frostgiant.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/frostgiant

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Frost Giant Studios, Inc.

[See attached]

Frost Giant Studios, Inc

Financial Statements as of and for the Years Ended December 31, 2023 and 2022

mazars

Frost Giant Studios, Inc

Table of Contents
December 31, 2023 and 2022

Mazars USA LLP
1875 Century Park East
Suite 850
Los Angeles, California 90067

Tel: 323.763.6200
www.mazars.us

Independent Auditors' Report

To the Stockholders of
Frost Giant Studios, Inc

Opinion

We have audited the financial statements of Frost Giant Studios, Inc (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. To date, the Company has utilized the proceeds from debt and from the issuance of equity to fund its operations. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

mazars

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control related matters that we identified during the audit.

Mazars USA LLP

February 15, 2024

Frost Giant Studios, Inc

Balance Sheets
December 31, 2023 and 2022

	2023	2022
Assets		
Current assets		
Cash and cash equivalents	$ 6,806,364	$ 19,410,743
Prepaid expenses and other current assets	129,504	90,668
Total current assets	6,935,868	19,501,411
Property and equipment, net	112,372	169,302
Right-of-use asset	325,585	327,480
Other assets	55,040	55,040
Total assets	$ 7,428,865	$ 20,053,233
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 226,669	$ 81,089
Current portion of lease liability	226,957	240,826
Total current liabilities	453,626	321,915
Lease liability, net of current portion	114,113	122,694
Unvested shares liability	624	5,627
Total liabilities	568,363	450,236
Stockholders' equity		
Common stock - $0.00001 par value; 6,050,000 shares authorized and 2,189,821 issued and outstanding as of December 31, 2023; 6,050,000 shares authorized, and 2,174,821 shares issued and outstanding as of December 31, 2022	20	15
Series Seed preferred stock - $0.00001 par value; 1,396,190 shares authorized, issued and outstanding as of December 31, 2023 and 2022	14	14
Series A-1 preferred stock - $0.00001 par value; 1,152,571 shares authorized, issued and outstanding as of December 31, 2023 and 2022	12	12
Series A-2 preferred stock - $0.00001 par value; 517,220 shares authorized, issued and outstanding as of December 31, 2023 and 2022	5	5
Additional paid-in capital	35,058,824	34,917,261
Stockholders' notes receivable	(10,010)	(10,010)
Accumulated deficit	(28,188,363)	(15,304,300)
Total stockholders' equity	6,860,502	19,602,997
Total liabilities and stockholders' equity	$ 7,428,865	$ 20,053,233

The accompanying notes are an integral part of these financial statements.

Frost Giant Studios, Inc

Statements of Operations
For the Years Ended December 31, 2023 and 2022

	2023	2022
Operating expenses		
Salaries and related expenses	$ 8,676,182	$ 6,619,214
Depreciation	102,404	87,423
Other operating expenses	4,737,351	3,898,355
Total operating expenses	13,515,937	10,604,992
Loss from operations	(13,515,937)	(10,604,992)
Interest income	639,991	314,570
Interest expense	(7,317)	(5,599)
Total other income	632,674	308,971
Loss before provision for income taxes	(12,883,263)	(10,296,021)
Provision for income taxes	800	800
Net loss	$ (12,884,063)	$ (10,296,821)

The accompanying notes are an integral part of these financial statements.

Frost Giant Studios, Inc

Statement of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2023 and 2022

	Common Stock		Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Additional Paid-in Capital	Stockholders' Notes Receivable	Accumulated Deficit	Total Stockholders' (Deficit) equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at January 1, 2022	937,500	$ 9	1,396,190	$ 14	-	$ -	-	$ -	$ 4,662,674	$ (10,010)	$ (5,007,479)	$ (354,792)
Common stock issued in connection with exercise of stock options	15,000	-	-	-	-	-	-	-	6,900	-	-	6,900
Vesting of restricted shares	588,789	6	-	-	-	-	-	-	4,992	-	-	4,998
Issuance of Preferred Stock in Series A-1 net of issuance costs of $43,346	-	-	-	-	1,152,571	12	-	-	24,956,599	-	-	24,956,611
Conversion of notes to Series A-2 Preferred stock	-	-	-	-	-	-	517,220	5	5,181,340	-	-	5,181,345
Stock-based compensation expense	-	-	-	-	-	-	-	-	104,756	-	-	104,756
Net loss	-	-	-	-	-	-	-	-	-	-	(10,296,821)	(10,296,821)
Balance at December 31, 2022	1,541,289	15	1,396,190	14	1,152,571	12	517,220	5	34,917,261	(10,010)	(15,304,300)	19,602,997
Common stock issued in connection with exercise of stock options	15,000	-	-	-	-	-	-	-	6,900	-	-	6,900
Vesting of restricted shares	553,274	5	-	-	-	-	-	-	4,996	-	-	5,001
Stock-based compensation expense	-	-	-	-	-	-	-	-	129,667	-	-	129,667
Net loss	-	-	-	-	-	-	-	-	-	-	(12,884,063)	(12,884,063)
Balance at December 31, 2023	2,109,563	$ 20	1,396,190	$ 14	1,152,571	$ 12	517,220	$ 5	$ 35,058,824	$ (10,010)	$ (28,188,363)	$ 6,860,502

Frost Giant Studios, Inc

Statements of Cash Flows
Years Ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net loss	$ (12,884,063)	$ (10,296,821)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	102,404	87,423
Non cash interest expense	-	5,599
Stock-based compensation	129,667	104,756
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(38,838)	(29,468)
Accounts payable and accrued expenses	145,580	54,657
Right-of-use asset	214,147	216,923
Operating lease liability	(234,702)	(232,616)
Net cash used in operating activities	(12,565,805)	(10,089,547)
Cash flows from investing activities		
Acquisition of property and equipment	(45,474)	(64,224)
Net cash used in investing activities	(45,474)	(64,224)
Cash flows from financing activities		
Proceeds from issuance of common stock for share-based plans	6,900	6,900
Net proceeds from issuance of preferred stock	-	24,956,611
Net cash provided by financing activities	6,900	24,963,511
Net (decrease) increase in cash and cash equivalents	(12,604,379)	14,809,740
Cash and cash equivalents		
Beginning of year	19,410,743	4,601,003
End of year	$ 6,806,364	$ 19,410,743
Supplemental disclosures of cash flow information		
Cash paid during the period for:		
Income taxes	$ 800	$ 800
Supplemental disclosures of non-cash investing activities:		
Conversion of notes to Series A-2 preferred stock	$ -	$ 5,181,345
Modification of right of use asset and associated lease liability	$ 212,252	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Frost Giant Studios, Inc ("the Company"), a Delaware Corporation, was incorporated on March 6, 2020. The Company is on a mission to make the next great PC real-time strategy game. The game is expected to launch in 2024.

For the year ended December 31, 2023, the Company had a net loss of $12,801,366, used $12,565,805 of cash in operations, and had an accumulated deficit of $28,105,666. The Company's forecasts and projections of working capital reflect significant judgment and estimates, and there are inherent risks and uncertainty associated with such forecasts and projections. The Company plans to launch its game in the third quarter of 2024 which is expected to generate revenues to fund operations. During February 2024, the Company raised approximately $2,380,000 through crowdfunding.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities, when purchased, of three months or less to be cash equivalents. The Company maintains cash accounts in bank deposit accounts that are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to a limit of $250,000 per depositor, per institution. Such deposits periodically exceed the FDIC insured limit of $250,000 for balances held at each bank. The Company's total uninsured cash balance retained in FDIC-insured institutions was approximately $6,056,000 at December 31, 2023.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements are capitalized; repairs and maintenance are expensed as incurred. Depreciation of property and equipment is recorded using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the lease term or useful life. Upon retirement or disposal, the cost of the asset disposed of, and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the statement of operations.

Impairment of Long-Lived Assets

The Company periodically evaluates whether changes have occurred that would require revision of the remaining estimated useful life of the property and other long-lived assets as well as intangible assets subject to amortization or render them not recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Income Taxes
The Company is taxed as a "C" corporation under the Internal Revenue Code. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more-likely-than-not expected to be realized.

The Company recognizes the tax benefit from uncertain tax positions only if it is more-likely-than-not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense.

The Company files federal and California income tax returns. The Company's income tax returns are subject to examination generally for a period of three years after they are filed for federal and four years after they are filed for state.

Stock-Based Compensation
The Company calculates the value of options using the Black-Scholes-Merton option pricing model and recognizes the compensation expense on a straight-line basis over the requisite service period, which agrees to the performance period, for each separately vesting portion of the award.

The amount of compensation expense recognized using the Black-Scholes-Merton model requires the Company to exercise judgment and make assumptions relating to the factors that determine the fair value of its stock option grants. The fair value calculated by this model is a function of several factors, including the grant price, the expected future volatility, the expected term of the option, and the risk-free interest rate of the option. The expected term and expected future volatility of the options require judgment. Forfeitures are recorded as incurred.

Advertising Costs
The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2023 and 2022, was approximately $1,200,000 and $535,000, respectively.

3. Property and Equipment, Net

Property and equipment, net consisted of the following at December 31,:

	Estimated Useful Lives	2023	2022
Furniture and fixtures	5 years	$ 53,363	$ 53,363
Computer equipment	3 years	281,275	235,801
Leasehold improvements	3 years	14,412	14,412
Total cost		349,050	303,576
Less: accumulated depreciation		(236,678)	(134,274)
		$ 112,372	$ 169,302

Depreciation expense was approximately $102,000 and $87,000 for the years ended December 31, 2023 and 2022.

4. Stockholders' Equity (Deficit)

Under the Company's amended and restated certificate of incorporation dated January 5, 2022, the Company was authorized to issue 6,050,000 shares of common stock and 3,065,981 shares of preferred stock of which 1,396,190 shares are designated "Series Seed Preferred Stock", 1,152,571 shares are designated "Series A-1 Preferred Stock" and 517,220 shares are designated "Series A-2 Preferred Stock", both classes of stock with a par value of $0.00001. On January 4, 2022, the Company closed the Series A Convertible Preferred Stock financing. Under the terms of the financing arrangement, the Company issued 1,152,571 shares of Series A-1 Preferred Stock at $21.6906 per share for gross proceeds of approximately $25,000,000.

The preferred stock rights and preferences are described below:

Voting
Holders of preferred stock have the right to one vote for each share of common stock into which such preferred stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. Holders of common stock have one voting right.

Dividends
Holders of convertible preferred stock, in preference to the holders of common stock, shall be entitled to receive cash dividends at the applicable dividend rate, payable when, as and if declared by the Board of Directors. The dividend rate shall mean $0.2020 per annum for each share of Series Seed preferred stock, $1.3014 per annum for each share of Series A-1 Preferred Stock and $0.6007 per annum for each share of Series A-2 Preferred Stock (as adjusted for stock splits, stock dividends, combinations, or the like). As of December 31, 2023, there have been no dividends declared by the Board of Directors.

Conversion
Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into such number of fully paid and nonassessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price. The conversion price shall initially be equal to $3.3663 per share for each share of Series Seed preferred stock, $21.6906 for each share of Series A-1 preferred stock and $10.0112 for each share of Series A-2 preferred stock. Each share of preferred stock shall automatically be converted into shares of common stock at the conversion rate at the time in effect for such series of preferred stock immediately upon the earlier of (i) the closing of this corporation's sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, that results in at least $30,000,000 of gross proceeds, or (ii) the date and time, or occurrence of an event, specified by vote or written consent of the holders of a majority of the then-outstanding shares of preferred stock.

Liquidation
In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the holders of each series of preferred stock shall be entitled to receive out of the proceeds or assets of this corporation available for distribution to its stockholders, prior and in preference to any distribution of the proceeds of such liquidation event to the holders of common stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable original issue price for such series of preferred stock, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the proceeds thus distributed among the holders of the preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of the preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive. The original issue price shall mean $3.3663, per share for each share of the Series Seed Preferred Stock, $21.6906 for each share of the Series A-1 Preferred Stock and $10.0112 for each share of the Series A-2 Preferred stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, subdivisions or other similar recapitalization with respect to such series of preferred stock. The liquidation preference at December 31, 2023 and 2022, amounted to approximately $34,878,000.

Common stock
The Company issued 2,189,821 shares of common stock to various employees and consultants of the Company for aggregate proceeds of approximately $20,000. Upon issuance, these shares were subject to a repurchase option by the Company at the original purchase price of the shares. The repurchase rights generally lapse as to 25% of the shares on the first anniversary of the vesting commencement date, and the repurchase right lapses as to 1/48th of the shares each one-month period thereafter, subject to the purchaser remaining continuously an employee, consultant or director of the Company. As of December 31, 2023, 80,258 restricted shares remain available for repurchase by the Company and will vest over the next 0.5 year.

Stockholders' notes receivable
In connection with the issuance of common stock, the Company loaned its founders $10,010. The notes bear no interest.

5. Stock-Based Compensation

The Company's 2020 Stock Option Plan (the "Plan") has reserved 537,055 shares of common stock for issuance under this Plan. Options granted under this Plan, upon vesting and exercise, allow the holder to purchase shares of the Company's common stock. All options granted under the Plan are composed of time-based options which vest over a specified period of time.

As of December 31, 2023, 168,669 options are available for grant under the Plan. Options granted under the Plan expire 10 years after the grant date, and generally vest with respect to the first 25% of shares when the optionee completes 12 months of continuous service after vesting start date and the option vests with respect to an additional $1/48^{th}$ of the shares when the optionee completes each full month of continuous service thereafter, so that the shares subject to the option will be fully vested on the four-year anniversary of the vesting start date.

The fair value of options granted to employees is estimated on the grant date using the Black-Scholes-Merton option pricing model. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and the Company's experience. The Black-Scholes-Merton option pricing model requires inputs such as expected term, expected volatility and risk-free interest rate. These inputs are subjective and generally require significant analysis and judgment to develop. The dividend yield is 0%, since the Company has not paid, and does not expect to pay dividends. The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent remaining term. The expected life of the options was calculated using the "simplified method" under SAB (Staff Accounting Bulletin) Topic 14. The volatility factor was based on the volatility of a peer group of public companies. Forfeitures are recorded as they occur.

The following assumptions were used in the Black-Scholes-Merton option pricing model to estimate the fair value of the awards granted during year ended December 31, 2022:

Expected volatility	57%
Dividend yield	0%
Expected term (years)	5.80
Risk-free rate	2.70%

The following table summarizes the stock option activity:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average grant-date fair value	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2022	248,912	$ 0.46	$ -	9.16
Exercised	(15,000)	0.46	-	
Granted	139,387	4.46	2.44	
Outstanding at December 31, 2022	373,299	$ 1.95	$ -	8.59
Exercised	(15,000)	0.46	-	
Forfeited	(12,031)	4.46	-	
Expired	(7,882)	4.46	-	
Granted	-	-	-	
Outstanding at December 31, 2023	338,386	$ 1.87	$ -	7.55
Exercisable at December 31, 2023	222,846	$ 1.56	$ -	7.43

Stock-based compensation expense of approximately $130,000 and $105,000 was recorded for the years ended December 31, 2023 and 2022, respectively. The remaining expense to be incurred for the unvested portion of options outstanding at December 31, 2023 was approximately $107,000 and is expected to be recognized over the weighted average remaining vesting period of approximately 1.9 years.

6. Income Taxes

The provision for income taxes was $800 for the years ended December 31, 2023 and 2022 which was related to state minimum income tax.

The components of the deferred tax assets consisted of the following:

	2023	2022
Deferred tax assets :		
Net operating loss carryovers	$ 5,662,650	$ 3,001,437
Fixed asset	10,151	1,989
Research credit	733,440	304,431
Intangibles	5,971	134,973
Charitable contribution	9,117	5,730
Sec 174 R&D capitalization	1,917,553	1,054,933
Total deferred tax assets	8,338,883	4,503,493
Deferred tax liabilities:		
Lease liability	(5,753)	(4,391)
Valuation allowance	(8,333,130)	(4,499,102)
Net deferred tax assets	$ -	$ -

As of December 31, 2023 and 2022, the Company had federal net operating loss carryforwards of approximately $17,891,000 and $9,916,000 and state net operating loss carryforwards of approximately $27,286,000 and $13,161,000, respectively. The federal net operating loss carryforwards will not expire, and the state net operating loss carryforwards will begin to expire in 2040.

The Company's ability to utilize a portion of its net operating loss carryforwards to offset future taxable income is subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company. If an ownership change under Section 382 has occurred, future utilization of net operating losses may be limited. The Company has not performed an analysis to determine if an ownership change has occurred.

The Company established a full valuation allowance against its deferred tax assets, which the Company has determined are not more likely than not to be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

7. Retirement Plan

The Company has a qualified deferred compensation 401(k) plan, under which employees may defer a portion of their salaries subject to the limitations of the Internal Revenue Code. The Company may make discretionary contributions. The Company made discretionary contributions of approximately $126,000 and $101,000 for the years ended December 31, 2023 and 2022, respectively.

8. Commitments and Contingencies

Operating Leases

The Company leases its facility under long-term non-cancelable operating lease with a termination date of June 2024. However, in August 2023, the Company has extended the lease through June 2025.

On August 31, 2023 the Company renewed their lease, classifying the renewal as a modification to the existing contract under ASC 842-10-25-8. Upon modification, the Company adjusted the right-of-use asset and lease liability on its balance sheet by approximately $212,000. The renewed lease asset and liability were calculated utilizing the risk-free discount rate (4.94%), according to the Company's elected policy.

Approximate future minimum rental payments under long-term non-cancelable operating lease for the next two years, are as follows:

Years Ending December 31,		
2024	$	238,625
2025		115,762
Total		354,387
Less: present value discount		(13,317)
Operating lease liability	$	341,070
Weighted-average remaining lease term (in years)		1.5
Weighted-average risk-free discount rate		4.94%

Years Ending December 31,		
2024	$	238,625
2025		115,762
Total		354,387
Less: present value discount		(13,317)
Operating lease liability	$	341,070
Weighted-average remaining lease term (in years)		1.5
Weighted-average risk-free discount rate		4.94%

Total lease cost for the years ended December 31, 2023 and 2022 amounted to approximately $221,000 and $220,000, respectively.

9. Subsequent events

The Company has evaluated subsequent events from December 31, 2023, the date of these financial statements, through February 15, 2024, which represents the date the financial statements were available for issuance. Based on this evaluation, the Company is not aware of any events or transactions subsequent to the balance sheet date that would require recognition or disclosure in the financial statements.

The Company launched a crowdfunding campaign through Kickstarter in exchange for the pre-sale bundled content known as Founder's pack in December 2023. The campaign closed on February 1, 2024, and the Company raised approximately $2,161,000 net of transaction fees.

mazars

www.mazars.us

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF FROST GIANT

Real-Time Strategy Returns to PC Gaming

Frost Giant Studios is an independent team of renowned game developers building Stormgate, a next-gen real-time strategy PC game planned for release in early access form in Q3 2024.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FROST GIANT
studios
An Independent Game Studio Focused on Developing the Next Great Real-Time Strategy Game For PC
STORMGATE
*Stormgate is anticipated to release to Early Access in Q3 2024.

$0 Raised

REASONS TO INVEST

- Millions of strategy gamers have been longing for the next great RTS. Frost Giant has captured their excitement, and is working to expand the top of our funnel with free-to-play monetization and sticky social modes.
- Stormgate was the most funded RTS game of all time on Kickstarter ($2.38M), and drew big interest from players with 500K+ Steam Wishlists. Previously raised $34.7M from investors including Riot Games, BITKRAFT, & Kakao Games.
- Veteran team with AAA track record from Blizzard Entertainment, Riot Games, Electronic Arts, and more. Notably, RTS games the team has previously worked on collectively generated $1B+ in revenue.

Get Equity
$8.68 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$494.76	$150.06M

TEAM



Tim Morten • CEO, CFO, Secretary, Treasurer, Production Director, Board Member
Former Production Director of StarCraft II and C&C: Generals 2.



Tim Campbell • President, Game Director, Board Member
Former Game Director of Wasteland 3, Lead Campaign Designer of Warcraft III: The Frozen Throne.



Howard Xing • Financial Controller

Finance professional with nearly a decade in the video game space. Howard has a holistic experience in all aspects of game development finance.
In addition to working approximately 40 hours a week for Frost Giant, Howard also ...
Read More

Show More

THE PITCH

Forge the Future of RTS

Frost Giant is on a mission to redefine the PC real-time strategy (RTS) landscape with our upcoming game, Stormgate. RTS is more than a genre to us – it's our passion, our commitment to a vibrant, underserved community of millions. Stormgate aims to be the beacon that wakes this sleeping giant. We're blending time-honored traditions with advances in technology, more approachable gameplay, and compelling social features that aim to help players forge lasting connections and build a supportive, engaged global community. Finally, Stormgate is supported by a planned modern free-to-play business model, breaking down barriers to entry and welcoming both veterans and newcomers.


A LOOK AT STORMGATE
AN EXPANDING UNIVERSE
Additional chapters in Stormgate's ongoing science fantasy campaign will be offered regularly alongside new units, maps, game modes, and cosmetic content.
A TRULY SOCIAL RTS GAME
Stormgate aims to draw in a wide audience of strategy game players with compelling team gameplay modes and open ended possibilities for user-generated content.


NEXT-GENERATION COMPETITION
We aim to integrate tournament features directly into the client to make it easier and more fun for players to compete, from grassroots events to the biggest esports stages.

**The above game footage/imagery is from closed beta and does not reflect a finished product. Stormgate is scheduled to be released to Steam Early Access in Q3 2024. Early Access games are still in development in preparation for a future "full version" release.*

With millions of RTS enthusiasts hungry for the next epic battle, Frost Giant wants to answer the call. Led by industry veterans from Blizzard Entertainment, Riot Games, and Electronic Arts, our team has decades of AAA development experience. At the helm are Production Director and CEO Tim Morten, known for his leadership on *StarCraft II: Legacy of the Void* (including its successful transition from a box model to free-to-play), alongside Game Director and President Tim Campbell, who previously directed *Wasteland 3* and led campaign design for *Warcraft III: The Frozen Throne.*

The Technology

Transforming Unreal Engine 5 Into One of the Most Responsive RTS Engines to Date


STORMGATE
64hz
30hz
8hz
Leading MOBA
Leading Battle Royale Sandbox (30hz)
Leading Battle Royale Hero-Shooter (20hz)
Leading RTS (16-20hz)
Typical RTS (8hz)
HIGHER TICK RATE = GREATER PRECISION
(Lower Latency)

**The above game footage/imagery is from closed beta and does not reflect a finished product. Stormgate is scheduled to be released to Steam Early Access in Q3 2024. Early Access games are still in development in preparation for a future "full version" release.*

We believe our groundbreaking proprietary technology, SnowPlay, marks a generational leap in RTS gameplay. It triples response times compared to the previous leader and introduces rollback technology. Rollback is a predictive system that eliminates the feeling of input lag in online play. Transformative in genres like fighting games and first-person shooters, Frost Giant is bringing Rollback to RTS. With SnowPlay, Frost Giant believes it has set a new benchmark for responsiveness and smoothness in RTS gaming. Frost Giant is not just developing Stormgate; we're exploring new territory in RTS technology and inviting supporters to be part of this unprecedented journey.

Stormgate also supports innovative technologies such as NVIDIA DLSS and GeForce NOW, to optimize its performance and broaden its reach across a wide range of gaming platforms.

05:45

**The above game footage/imagery is from closed beta and does not reflect a finished product. Stormgate is scheduled to be released to Steam Early Access in Q3 2024. Early Access games are still in development in preparation for a future "full version" release.*

THE OPPORTUNITY

Real-Time Strategy Returns As PC Gaming is on the Rise

Stormgate aims to expand the core RTS audience with a free-to-play business model that welcomes all players to the community and appeals to players of adjacent genres like MOBA for a wide top of the funnel and a vibrant, active ecosystem. By fostering strong connections with the community, and expecting to present a variety of monetization options, we intend to create a lasting connection that leads to strong lifetime value. Our community-first approach to funding ongoing development has already proven to resonate with players, as evidenced by an average Kickstarter pledge of approximately $85 per backer. We plan to build on this success and to significantly grow the audience through greater approachability and more opportunities for rich, social gaming experiences.


ANTCIPATED
REVENUE DRIVERS
CAMPAIGN
Epic ongoing story told in episodic format
HEROES
Expanding roster of heroes introduce new ways to play
COSMETICS
Designed to cater to modern gamers' desire for customization and self-expression

- Monetizitation plan designed to safeguard competitive integrity.
- The vast majority of Kickstarter backers purchased our highest-tier bundle, with an average pledge of ~$85 USD.
- Players have voted with their dollars to support a studio that puts community first.[†]

**The above game footage/imagery is from closed beta and does not reflect a finished product. Stormgate is scheduled to be released to Steam Early Access in Q3 2024. Early Access games are still in development in preparation for a future "full version" release.*

The plan is for Stormgate to be free-to-play, with ways for players to more deeply engage if they want more. Designed with the goals of maximizing player retention and financial sustainability, Frost Giant intends to embrace a transparent monetization strategy with Stormgate. This approach includes a variety of future revenue-generating options, ranging from personalization options such as pets and cosmetics, story content, battle passes, and premium playable Hero characters. Each element is crafted to enhance the player experience without compromising the competitive integrity of the game.


STORMGATE
KICKSTARTER
FOUNDER'S PACK SALES
$2.38M
FUNDED
28K
BACKERS
1,916
6,202
19,482
$25
Founder's Pack
$40
Deluxe Founder's Pack
$60
Ultimate Founder's Pack
$85
Average Pledge
15%
Funding from $1K - $5K Backers
3K
Collector's Editions Sold

**The above game footage/imagery is from closed beta and does not reflect a finished product. Stormgate is scheduled to be released to Steam Early Access in Q3 2024. Early Access games are still in development in preparation for a future "full version" release.*

Based on our Kickstarter performance, we found that the majority of players backed the largest digital content bundle, the Ultimate Founder's Pack, priced at $60. The average Kickstarter Backer revenue was approximately $85 with pledges ranging from $1 up to $5,000. Access to closed playtesting was a popular incentive for Kickstarter backers, and we have received an outpouring of requests for access following the end of our Kickstarter campaign. We plan to offer this access to even more players through late pledges as well as Founder's Pack pre-sales on Steam. The potential reach to customers on Steam as we continue to offer digital content greatly outweighs what was possible on Kickstarter.

Frost Giant plans to feature more approachable gameplay modes and sticky social features to help catapult the real-time strategy genre back into the mainstream. One successful example where this strategy was employed was with Bandai-Namco's Elden Ring, which popularized the "Souls-like" (highly challenging action role-playing games), previously considered a niche genre. This approach has been used by companies such as Blizzard Entertainment and Riot Games, creating blockbuster hits by refining proven designs and making them more approachable to a wider audience.

Additionally, Heroes in Stormgate provide players who are new to RTS with a character on the screen meant to make the game feel more familiar and approachable. Heroes will allow for unique army compositions and can specialize in roles such as offense, defense, or support, and create powerful synergies with their allies. We plan to release new paid Heroes regularly, creating exciting moments to welcome new players to the game, recurring monetization opportunities, and incentivizing players to return.

THE MARKET & OUR TRACTION

Taking Millions of Strategy Gamers by Storm

Millions of players crave the feeling of victory in a test of wits and cunning. Yet, the real-time strategy genre has been starved of new adventures despite the emergence of high-quality games from independent studios. At Frost Giant, we're a band of industry veterans wielding decades of experience and a fresh vision for the future. We're building Stormgate for 20 million passionate RTS players (and their friends!) and we're aiming to expand beyond to players of adjacent genres, beckoning over 180 million MOBA and strategy enthusiasts to join us (Source | Source | Source | Source).


OUR TRACTION
$34.7 Million
Raised previously from notable investors such as:
Riot Games, BITKRAFT, Kakao Games, Global Founder's Capital, Kona Venutres Partners, Griffin Gaming Partners, 1Up Ventures
Most Funded Video Game Kickstarter of 2023
500K+ Steam Wishlists
Most-funded RTS Kickstarter of all-time
#2 Most Played February 2024 Steam Next Fest Demo

**The above game footage/imagery is from closed beta and does not reflect a finished product. Stormgate is scheduled to be released to Steam Early Access in Q3 2024. Early Access games are still in development in preparation for a future "full version" release.*


OUR INVESTORS
BITKRAFT
RIOT GAMES
kakaogames
GFC
VENTURES
GC TRACKER
GRIFFIN GAMING PARTNERS
KONA VENTURE PARTNERS
MANTIS
Gaingels

Although competitors have moved on, Frost Giant sees untapped potential and an audience who are yearning for the next landmark RTS game. Notable investors like Riot Games, BITKRAFT, and Kakao Games believe in our vision, and have fueled our development with $34.7 million in Seed and Series A funding. Plus, we were the most-funded video game Kickstarter in recent history, and the most-funded RTS Kickstarter of all time. Our growing community has already spent $2.38M on collectibles and digital content, and the community is swelling, as evidenced by more than half a million wishlists registered on Steam.


OUR ACHIEVEMENTS
Featured in The Washington Post
On the cover of
PC GAMER
Featured at
SUMMER GAME FEST
gamescom
THE GAME AWARDS
Showcased on stage at
DREAMHACK ATLANTA
One of the top game demos of
NEXT FEST
(#2 Out of more than 1,000)
Named "Projects We Love" by
KICKSTARTER

**The above game footage/imagery is from closed beta and does not reflect a finished product. Stormgate is scheduled to be released to Steam Early Access in Q3 2024. Early Access games are still in development in preparation for a future "full version" release.*

WHY INVEST

Join The Frost Giant Legacy


BE PART OF SOMETHING SPECIAL
Become a stakeholder and help Frost Giant Studios forge a new legacy

**The above game footage/imagery is from closed beta and does not reflect a finished product. Stormgate is scheduled to be released to Steam Early Access in Q3 2024. Early Access games are still in development in preparation for a future "full version" release.*

We're building a living, breathing RTS universe in partnership with the gaming community. With $34.7 million in funding from strategic partners and over 500,000 Steam wishlists, Frost Giant is preparing to unleash Stormgate to the RTS community and beyond.

Stormgate is anticipated to be released to Early Access in Q3 of 2024. After additional development time shaping the game, we plan to unleash the 1.0 version, complete with additional modes and features. New paid content is expected to be released seasonally, approximately three times per year.

By supporting Frost Giant, you're not just investing in a game – you're investing in the future of RTS.

Prepare to command your forces in Stormgate's epic battles and help us forge a legacy! Invest in Frost Giant.

> I had a blast playing Stormgate and can't wait to see what the future of the game holds!
>
> **Beastyqt**
> AoE and SC2 Competitor & Content Creator

**The above testimonials may not reflect the opinions or the experiences of other players and are not a guarantee of future performance or success.*

ABOUT

HEADQUARTERS
150 Progress STE 150
Irvine, CA 92618

WEBSITE
View Site

Frost Giant Studios is an independent team of renowned game developers building Stormgate, a next-gen real-time strategy PC game planned for release in early access form in Q3 2024.

TERMS

Frost Giant

Overview

PRICE PER SHARE
$8.68

VALUATION
$150.06M

DEADLINE
Jul. 9, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $5M

Breakdown

MIN INVESTMENT
$494.76

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,992.48

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
1,728

SHARES OFFERED
Series CF Preferred Stock

MAX NUMBER OF SHARES OFFERED
576,036

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**The Offering's Maximum Number of Series CF Preferred Stock subject to adjustment for bonus shares. See "Investment Incentives and Bonuses."*

Investment Incentives and Bonuses*

Loyalty Bonus

As you are a Kickstarter Super Backer or Employee in Frost Giant, you are eligible for 10% bonus shares.

Reservations Bonus

All Reservation Holders in the Testing the Waters Reservations Page will receive 5% bonus shares.

Early Bird

Early Bird 1k - Invest $1,000+ within the first 2 weeks and receive 2% bonus shares + Investor Discord Role.

Early Bird 5k - Invest $5,000+ within the first 2 weeks and receive 5% bonus shares + Investor Discord Role.

Early Bird 10k - Invest $10,000+ within the first 2 weeks and receive 8% bonus shares + Investor Discord Role.

Early Bird 20k - Invest $20,000+ within the first 2 weeks and receive 10% bonus shares + Investor Discord Role.

Mid-Campaign

Flash Perk - Invest $5,000+ between 30-37th Day of the Raise and receive 5% bonus shares + Investor Discord Role.

Blitz Perk - Invest $5,000+ between 60-67th Day of the Raise and receive 5% bonus shares + Investor Discord Role.

Amount-Based Perks

Tier 1 Perk — Invest $1,000+ and receive Investor Discord Role.

Tier 2 Perk — Invest $5,000+ and receive Investor Discord Role + 2% bonus shares.

Tier 3 Perk — Invest $10,000+ and receive Investor Discord Role + 5% bonus shares.

Tier 4 Perk — Invest $25,000+ and receive Investor Discord Role + 7% bonus shares.

Tier 5 Perk — Invest $50,000+ and receive Investor Discord Role + 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

**Investors eligible to receive the Discord Role perk will receive an email from Frost Giant upon the completion of the offering.*

The 10% StartEngine Owners' Bonus

Frost Giant Studios, Inc. ("Frost Giant" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $8.68 per share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $868. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus, and the Reservation Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Frost Giant.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

jg

james goodlatte
a month ago

I am one of the investors for this amazing project!!!!
I do have some questions about the various options (f...
Show more

1 0

JN

Juha Nurmenniemi
a month ago

Theyll reveal more once the actual funding opens. :) Right
now you can reserve in advance, but can cancel it after the...
Show more

0

CL

Charles Lee
2 months ago

News about Stormgate doing crowd-funding

0 0

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We're gonna announce a brand new game and universe from a new team of legendary developers. Check this out.

Founded by veteran leaders from billion dollar franchises, Frost Giant Studios is working to make Stormgate the next generation of real time strategy.

Planning to launch into early access this summer, become part of the next great RTS.

I am so exicted for Stormgate! It was made by a team of ex-StarCraft developers who are just as obsessed with RTS as I am.

It's driven by love and it's driven by art and craft in a way. And I think anytime you make those types of decisions you're really set up for success because the passion is there.

Hi, my name is Tim Morten and I'm the CEO of Frost Giant Studios. I started my career 30 years ago at Activision and I saw the kind of success that can come from prioritizing financial return. Years later I found myself working at Blizzard Entertainment and Blizzard was the first time I got to experience a culture that prioritized passion as a means of financial success, and that's really a philosophy that I personally embrace and that's the philosophy that we are building Frost Giant with.

We're not alone in our mission. We are backed by some of the biggest game funds in the business and these companies have embraced our vision of swinging for the fences and making something that is on a truly grand scale. We fervently believe that there's an opportunity to grow RTS to reach a much broader audience. We've seen this happen time and again, in other genres, where a new product captures the essence of a popular passionate core audience, but polishes the rough edges, and makes it an experience that appeals to a much broader base of players. That's what we're trying to do with Stormgate.

Organically, if you're paying a monthly fee, or you're paying for games as a service, GaaS makes much more sense. Your development team actually gets some feedback loop that lets them match the customer need to the products you're making.

It also feels like this is a large bet on the founders and their experience.

Absolutely. Given the pedigree, it kind of makes sense to me and frankly, I hope it works because if it does work, maybe we'll see more of this.

We invested because we saw a huge opportunity to modernize the RTS genre and take a beloved type of game to the next level and felt that this was clearly the team to do it. And it's great to see a mission-driven game company again because it's so great for players and also therefore investors. We're really really excited to be shareholders in the company and we think that Stormgate is just the beginning.

Welcome, everybody. For the first ever Stormgate match. It's an exciting time to be an RTS fan.

[Game noise, game player and announcer commentary]

Have you seen this? They just shattered their Kickstarter.

Stormgate.

Yeah.

Is this the future?

Stormgate's Kickstarter campaign was the most funded video game Kickstarter project of 2023. Then, welcoming the public to play test the game for one week during Steam Next Fest, Stormgate hovered near the top of the main charts and saw over 190,000 unique players. Months ahead of early access, Stormgate has already accumulated over a half a million Wishlists on Steam, breaking into the top 40. Millions of gamers have been longing for the next great RTS. Frost Giant has captured their excitement.

We are excited to launch this StartEngine campaign. To welcome you, individual investors, to own a piece of Frost Giant and to join us on this journey. The reason we're offering stock now is that we've decided to self-publish Stormgate in the west and this sets us up to do that in the strongest way possible. Publishing Stormgate ourselves means that no one can tell us to compromise our vision. We want Frost Giant's future to be driven by passion and not by chasing near term gains.

If you share our conviction, that passion drives the greatest successes, then we'd be honored to have you be part of our future. On behalf of everyone here at Frost Giant Studios, I want to thank you for your support.

Own a piece of Frost Giant Studios.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

FROST GIANT STUDIOS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Frost Giant Studios, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is Frost Giant Studios, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on March 6, 2020 under the name Frost Giant Studios, Inc.

SECOND: That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is Frost Giant Studios, Inc.

ARTICLE II

The address of the registered office of this corporation in the State of Delaware is Incorporating Services, Ltd., 3500 South DuPont Highway, City of Dover, County of Kent, 19901. The name of the registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:58 PM 03/22/2024
FILED 01:58 PM 03/22/2024
SR 20241128423 - File Number 7887315

ARTICLE IV

A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 29,723,903. The total number of shares of common stock authorized to be issued is 19,747,980, par value $0.00001 per share (the "**Common Stock**"), of which 18,970,000 shares are hereby designated "**Class A Common Stock**" and 777,980 shares are hereby designated "**Class B Common Stock**". The total number of shares of preferred stock authorized to be issued is 9,975,923, par value $0.00001 per share (the "**Preferred Stock**"), of which 4,188,570 shares are hereby designated "**Series Seed Preferred Stock**", 3,457,713 shares are hereby designated "**Series A-1 Preferred Stock**", 1,551,660 shares are hereby designated "**Series A-2 Preferred Stock**" (collectively with the Series Seed Preferred Stock and the Series A-1 Preferred Stock, the "**Voting Preferred Stock**") and 777,980 of which are hereby designated "**Series CF Preferred Stock**". For the avoidance of doubt, the Class A Common Stock and Class B Common Stock are two separate series within a single class of Common Stock for all purposes of Delaware law, including without limitation, Section 102, 151 and 242 of the General Corporation Law.

Effective immediately and automatically upon this Amended and Restated Certificate of Incorporation becoming effective under the General Corporation Law (such time, the "**Effective Time**"), and without any action of the holders of such shares or the Company, (i) each one (1) share of Common Stock issued and outstanding immediately prior to the Effective Time shall be converted, reclassified and subdivided into three (3) shares of Class A Common Stock and (ii) each one (1) share of each respective series of Preferred Stock issued and outstanding immediately prior to the Effective Time shall be reclassified and subdivided into three (3) shares of the corresponding series of Preferred Stock (the "**Stock Split**"). The Stock Split will be effected on a holder-by-holder basis, and any fractional shares resulting from such combination shall be rounded down to the nearest whole share on a holder-by-holder basis. No fractional shares shall be issued in connection with the Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Corporation's Board of Directors. The Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock affected thereby. All rights, preferences and privileges of the Common Stock and the Preferred Stock shall be appropriately adjusted to reflect the Stock Split in accordance with this Amended and Restated Certificate of Incorporation.

B. Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions.

(a) The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this corporation) on the Common Stock of this corporation, at the applicable Dividend Rate (as defined below), payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. For purposes of this subsection 1(a), "**Dividend Rate**" shall mean $0.0673 per annum for each share of Series Seed Preferred Stock, $0.4338 per annum for each share of Series A-1 Preferred Stock, $0.2002 per annum for each share of Series A-2 Preferred Stock and $0.5206 per annum for each share of Series CF Preferred Stock (in each case as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

(b) After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective conversion rate.

2. Liquidation Preference.

(a) In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive out of the proceeds or assets of this corporation available for distribution to its stockholders (the "**Proceeds**"), prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Preferred Stock, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Amended and Restated Certificate of Incorporation, "**Original Issue Price**" shall mean $1.1221 per share for each share of the Series Seed Preferred Stock, $7.2302 for each share of the Series A-1 Preferred Stock, $3.3370 for each share of the Series A-2 Preferred Stock and $8.6763 for each share of the Series CF Preferred Stock (in each case as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(b) Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) For purposes of this Section 2, a "**Liquidation Event**" shall include (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of this corporation's assets (whether by merger, consolidation or otherwise) in one transaction or a series of related transactions, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions and with substantially the same terms as held immediately prior to such merger or consolidation), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of this corporation (or the surviving or acquiring entity), or (D) a liquidation, dissolution or winding up of this corporation; *provided, however*, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale of shares of Series Seed Preferred Stock, Series A-1 Preferred Stock or Series CF Preferred Stock in a financing transaction shall not be deemed a "Liquidation Event." The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Voting Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(i) In any Liquidation Event, if Proceeds received by this corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by this corporation and the holders of a majority of the voting power of all then outstanding shares of Voting Preferred Stock.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by this corporation and the holders of a majority of the voting power of all then outstanding shares of such Voting Preferred Stock.

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, with the appropriate approval of the definitive agreements governing such Liquidation Event by the stockholders under the General Corporation Law and Section 6 of this Article IV(B), be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Event.

(ii) In the event the requirements of this Section 2 are not complied with, this corporation shall forthwith either:

(A) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(d)(iv) hereof.

(iii) This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; *provided, however*, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Voting Preferred Stock that represent a majority of the voting power of all then outstanding shares of such Voting Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(e) Allocation of Contingent Consideration. In the event of a deemed Liquidation Event pursuant to subsection 2(d)(i), if any portion of the consideration payable to the stockholders of this corporation is placed into escrow and/or is payable to the stockholders of this corporation subject to contingencies, the definitive agreement with respect to such deemed Liquidation Event shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "**Initial Consideration**") shall be allocated among the holders of capital stock of this corporation in accordance with subsections 2(a) and 2(b) as if the Initial Consideration were the only consideration payable in connection with such deemed Liquidation Event and (b) any additional consideration that becomes payable to the stockholders of this corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of this corporation in accordance with subsections 2(a) and 2(b) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

3. Redemption. The Preferred Stock is not redeemable at the option of the holder thereof.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price for such series (the conversion rate for a series of Preferred Stock into Common Stock is referred to herein as the "**Conversion Rate**" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion; *provided, however*, that shares of Series CF Preferred Stock shall be convertible only into shares of Class B Common Stock (inclusive of any automatic conversion pursuant to subsection 4(b) below). The initial Conversion Price per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; *provided*, *however*, that the Conversion Price for the Voting Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) the closing of this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, that results in at least $30,000,000 of gross proceeds to this corporation (a "**Qualified Public Offering**") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Voting Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date set forth for conversion in the written notice of the election to convert irrespective of the surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with Automatic Conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i)

(A) If this corporation shall issue, on or after the date upon which this Amended and Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "**Filing Date**"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price applicable to a series of Voting Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price (calculated to the nearest one-thousandth of a cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by this corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of such Additional Stock. For purposes of this

Section 4(d)(i)(A), the term "**Common Stock Outstanding**" shall mean and include the following: (1) outstanding Common Stock, (2) Common Stock issuable upon conversion of outstanding Preferred Stock, (3) Common Stock issuable upon exercise of outstanding stock options and (4) Common Stock issuable upon exercise (and, in the case of warrants to purchase Preferred Stock, conversion) of outstanding warrants. Shares described in (1) through (4) above shall be included whether vested or unvested, whether contingent or non-contingent and whether exercisable or not yet exercisable. In the event that this corporation issues or sells, or is deemed to have issued or sold, shares of Additional Stock that results in an adjustment to a Conversion Price pursuant to the provisions of this Section 4(d) (the "**First Dilutive Issuance**"), and this corporation then issues or sells, or is deemed to have issued or sold, shares of Additional Stock in a subsequent issuance other than the First Dilutive Issuance that would result in further adjustment to a Conversion Price (a "**Subsequent Dilutive Issuance**") pursuant to the same instruments as the First Dilutive Issuance, then and in each such case upon a Subsequent Dilutive Issuance the applicable Conversion Price for each series of Voting Preferred Stock shall be reduced to the applicable Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(B) No adjustment of the Conversion Price for the Voting Preferred Stock shall be made in an amount less than one-tenth of one cent per share. Except to the limited extent provided for in subsections (E)(3) and (E)(4), no adjustment of such Conversion Price pursuant to this subsection 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for purposes of determining the number of shares of Additional Stock issued and the consideration paid therefor:

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)), if any, received by this corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to this corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price of the Voting Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall

be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Voting Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 4(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 4(d)(i)(E)(3) or (4).

(ii) "**Additional Stock**" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 4(d)(i)(E)) by this corporation on or after the Filing Date other than:

(A) Common Stock issued pursuant to a transaction described in subsection 4(d)(iii) hereof;

(B) Shares of Common Stock issued to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by the Board of Directors including the Preferred Director (as defined below);

(C) Common Stock issued pursuant to an underwritten public offering

(D) Common Stock issued pursuant to the conversion or exercise of convertible or exercisable securities outstanding on the Filing Date;

(E) Common Stock issued in connection with a bona fide business acquisition by this corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, provided that such issuances are approved by the Board of Directors, including the Preferred Director (as defined below);

(F) Common Stock issued or deemed issued pursuant to subsection 4(d)(i)(E) as a result of a decrease in the Conversion Price of any series of Preferred Stock resulting from the operation of Section 4(d);

(G) Common Stock issued upon conversion of the Preferred Stock;

(H) Shares of Common Stock issued pursuant to any equipment leasing arrangement or debt financing arrangement, which arrangement is approved by the Board of Directors, including the Preferred Director (as defined below), and is primarily for non-equity financing purposes;

(I) Common Stock issued to persons or entities with which this corporation has business relationships, provided such issuances are approved by the Board of Directors, including the Preferred Director (as defined below), and are primarily for non-equity financing purposes;

(J) Common Stock that is issued or deemed to be issued as "bonus shares" pursuant to an offering under Regulation CF of the Securities Act of 1933, as amended; *provided*, that the total number of shares covered by this clause (J) shall not exceed an aggregate of 201,698 shares of Common Stock; or

(K) Common Stock that is issued with the unanimous approval of the Board of Directors and the Board of Directors specifically states that it shall not be Additional Stock.

(iii) In the event this corporation should at any time or from time to time after the Filing Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "**Common Stock Equivalents**") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion

Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series of Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents; *provided, however*, that if such record date is fixed and such dividend is not paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price for such series of Preferred Stock will be re-computed accordingly as of the close of business on such record date and thereafter each such Conversion Price will be adjusted pursuant to this Section 4(d)(iii) to reflect the actual payment of such dividend or distribution.

(iv) If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(iii), then, in each such case for the purpose of this subsection 4(e), the holders of the Voting Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Voting Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and this corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractional shares is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(h) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

(i) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation.

(j) Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of a majority of the outstanding shares of such series of Preferred Stock (voting separately as a single class and on an as-converted basis); *provided, however*, and notwithstanding the foregoing, that with respect to the Series CF Preferred Stock, any such downward adjustment may be waived only by the consent or vote of the holders of a majority of the outstanding shares of Voting Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

5. Voting Rights.

(a) General Voting Rights. The holder of each share of Voting Preferred Stock shall have the right to one vote for each share of Class A Common Stock into which such Voting Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Class A Common Stock, shall be entitled to vote, together with holders of Class A Common Stock, with respect to any question upon which holders of Class A Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Voting Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). For avoidance of doubt, except as otherwise provided herein or by applicable law, the holders of each share of Series CF Preferred Stock shall have no voting rights with respect to such shares of Series CF Preferred Stock, nor with respect to any shares of Class B Common Stock resulting from the conversion of any shares of Series CF Preferred Stock.

(b) Voting for the Election of Directors. As long as a majority of the shares of Series Seed Preferred Stock originally issued remain outstanding, the holders of such shares of Series Seed Preferred Stock, voting together as a separate class on an as-converted basis, shall be entitled to elect one (1) director of this corporation at any election of directors (the "**Preferred Director**"). The holders of outstanding Class A Common Stock, voting as a separate class, shall be entitled to elect two (2) directors of this corporation at any election of directors (the "**Common Directors**"). The holders of Voting Preferred Stock and Class A Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; *provided, however*, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

6. Protective Provisions. So long as any shares of Voting Preferred Stock originally issued remain outstanding, this corporation shall not (by amendment, merger, consolidation or otherwise) without (in addition to any other vote required by law or the Certificate of Incorporation) first obtaining the approval (by vote or written consent, as provided by law) of the holders of a majority of the then outstanding shares of Voting Preferred Stock, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

(a) consummate a Liquidation Event or effect any other merger or consolidation;

(b) amend, alter or repeal any provision of this corporation's Certificate of Incorporation or Bylaws so as to adversely alter or change the powers, preferences or special rights of the shares of Preferred Stock;

(c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock;

(d) reclassify, alter or amend any existing security of the Corporation that is pari passu with any series of Voting Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to any series of Voting Preferred Stock in respect of any such right, preference, or privilege;

(e) authorize or issue, or obligate itself to issue, any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over, or being on a parity with, any series of Voting Preferred Stock with respect to the distribution of assets of the corporation upon the liquidation, dissolution or winding up of the corporation, payment of dividends or rights of participation, other than the issuance of any authorized but unissued shares of Preferred Stock designated in this Amended and Restated Certificate of Incorporation (including any security convertible into or exercisable for such shares of Preferred Stock);

(f) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; *provided, however,* that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares at the lower of the original per share purchase price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) or then fair market value thereof upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal;

(g) change the authorized number of directors of this corporation;

(h) declare or pay any dividends on or declare or make any other distribution on account of any shares of Preferred Stock or Common Stock; or

(i) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by this corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of this corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary.

7. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4, the shares so converted shall be cancelled and shall not be issuable by this corporation. The Amended and Restated Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

8. Notices. Any notice required by the provisions of this Article IV(B) to be given to the holders of shares of Preferred Stock shall be deemed given (i) if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of this corporation, (ii) if such notice is provided by electronic transmission in a manner permitted by Section 232 of the General Corporation Law, or (iii) if such notice is provided in another manner then permitted by the General Corporation Law.

C. Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C). For the avoidance of doubt, each reference to "Common Stock" in this Amended and Restated Certificate of Incorporation shall be deemed to include both Class A Common Stock and Class B Common Stock. Furthermore, any reference to "Common Stock" issued by the Corporation in any contract, agreement or otherwise to which the Corporation is a party, whether before or after the date of filing of this Amended and Restated Certificate of Incorporation, shall refer to the Class A Common Stock, unless specific reference is made to the Class B Common Stock.

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3. Redemption. The Common Stock is not redeemable at the option of the holder.

4. Voting Rights. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Except to the extent required by applicable law, there shall be no cumulative voting. The Class B Common Stock shall have no voting rights other than such rights as may be required by the first sentence of Section

242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted. Subject to Article IV(B)(6), the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and, for avoidance of doubt, no vote of the holders of any shares of Class B Common Stock, voting separately as a class, shall be required therefor.

ARTICLE V

Except as otherwise provided in this Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

Subject to the requirements of Section 6 of Article IV(b) hereof, the number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation. Unless otherwise provided herein, each director shall be entitled to one vote on each matter presented to the Board of Directors; provided that to the extent the approval of any particular director or directors is required by any agreement for specified actions, receipt of such approval shall be necessary for the board to authorize such actions.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

To the fullest extent permitted by law, a director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

ARTICLE XII

This corporation renounces any interest or expectancy of this corporation in, or in being offered an opportunity to participate in, an Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of this corporation who is not an employee of this corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of this corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of this corporation.

ARTICLE XIII

In connection with repurchases by this corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Section 500 of the California Corporations Code shall not apply in all or in part with respect to such repurchases. In the case of any such repurchases, distributions by the corporation may be made without regard to the "preferential dividends arrears amount" or any "preferential rights amount," as such terms are defined in Section 500(b) of the California Corporations Code.

ARTICLE XIV

A. Forum Selection. Unless this corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this corporation to this corporation or this corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Restated Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of this corporation shall be deemed to have notice of and consented to the provisions of this Article XIV.

B. Personal Jurisdiction. If any action the subject matter of which is within the scope of Article XIV(A) is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article XIV(A) (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

C. Savings. If any provision or provisions of this Article XIV shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIV (including, without limitation, each portion of any sentence of this Article XIV containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

***

THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That said Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this March 22, 2024.

FROST GIANT, INC.

By: /s/ Tim Morten

Name: Tim Morten

Title: President

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

Frost Giant is taking reservations for a possible, upcoming round. Join the waitlist today.

start engine

Watchlist

RESERVE NOW

GET A PIECE OF FROST GIANT

Real-Time Strategy Returns to PC Gaming

Frost Giant Studios is an independent team of renowned game developers building Stormgate, a next-gen real-time strategy PC game planned for release in early access form in Q3 2024.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



FROST GIANT
An Independent Game Studio Focused on Developing the Next Great Real-Time Strategy Game For PC
STORMGATE

$1,329,339.16 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Millions of strategy gamers have been longing for the next great RTS. Frost Giant has captured their excitement, and is working to expand the top of our funnel with free-to-play monetization and sticky social modes.
- Stormgate was the most funded RTS game of all time on Kickstarter ($2.38M), and drew big interest from players with 500K+ Steam Wishlists. Previously raised $34.7M from investors including Riot Games, BITKRAFT, & Kakao Games.
- Veteran team with AAA track record from Blizzard Entertainment, Riot Games, Electronic Arts, and more. Notably, RTS games the team has previously worked on collectively generated $1B+ in revenue.

Reserve Now

RESERVED $1,329,339.16

INVESTORS 487

TEAM



Tim Morten • CEO, CFO, Secretary, Treasurer, Production Director, Board Member

Former Production Director of StarCraft II and C&C: Generals 2.





Howard Xing • Financial Controller

Finance professional with nearly a decade in the video game space. Howard has a holistic experience in all aspects of game development finance.

In addition to working approximately 40 hours a week for Frost Giant, Howard also ...

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
150 Progress STE 150
Irvine, CA 92618

WEBSITE
View Site

Frost Giant Studios is an independent team of renowned game developers building Stormgate, a next-gen real-time strategy PC game planned for release in early access form in Q3 2024.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Frost Giant.

$494

Reservation Bonus

All Reservation Holders in the Testing the Waters Reservations Page will receive 6% bonus shares.

Select

JOIN THE DISCUSSION

EM

What's on your mind?

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Post

james goodlatte
a month ago

I am one of the investors for this amazing project!!!!
I do have some questions about the various options (f...
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1 · 0

Juha Nurmenniemi
a month ago

Theyll reveal more once the actual funding opens. :) Right now you can reserve in advance, but can cancel it after the...
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0

Charles Lee
2 months ago

News about Stormgate doing crowd-funding

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
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FAQS

What does it mean when I make a reservation?

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Can I cancel my reservation?

Get To Know Us

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

FROST GIANT BUSINESS FAQ


FROST GIANT
studios
Business FAQ

We are committed to being transparent with our community and know questions have come up around our funding status and crowdfunding campaigns. Please know our intent is never to mislead and we recognize there are opportunities for us to be clearer. We hope this FAQ addresses remaining questions or confusion, and helps to reaffirm confidence in the great future we're planning for Stormgate.

WHAT DOES FROST GIANT MEAN WHEN REFERRING TO "RELEASE" OR "LAUNCH"?

For the dev team, the moment the game goes into full live operations is what we consider launch or release. From that moment forward, other than short server updates, our team will be continuously working to provide uninterrupted service. This is a fundamental shift for us and is unambiguously what we think of as launch or release.

Per that understanding, Stormgate is on schedule to release in Q3 of this year. This is our Early Access milestone, and we expect to spend at least another year polishing the game and expanding the scope for the next milestone, the "1.0" release, and then another year after that for the next major release. As long as the market supports it, we hope to continue expanding and improving Stormgate for a very long time.

WHAT DO WE PLAN TO INCLUDE AT EARLY ACCESS?

We plan to provide 1v1 competitive, 3-player co-op against AI, three free introductory campaign missions, and the initial act of the Vanguard campaign when we release into Early Access. Each of these modes is scheduled to continue to grow from that point, as we gradually add more maps, more Heroes, and more story chapters.

After the initial release, but still during the Early Access period, we intend to introduce the first version of our 3v3 competitive mode, our 3-player co-operative experience for campaign mode, and we plan to provide the first version of our editor. We may also share an early look at other features that we are playtesting.

HOW DOES FROST GIANT EXPECT TO FINANCE THE RELEASE OF STORMGATE?

Independent studios typically require additional rounds of venture capital to release their games, however Frost Giant is fortunate to have already garnered strong investor support. Prior to our Kickstarter, Frost Giant raised enough capital from investors to release Stormgate into Early Access. Our investors are fully aware of our financial strategy, including the planned StartEngine crowd-equity campaign, and we have received strong positive support throughout.

WHAT'S THE PURPOSE OF THE KICKSTARTER AND STARTENGINE CAMPAIGNS?

The Kickstarter campaign primarily funded physical collector's editions and offset server costs to provide wider beta access. The Kickstarter was highly successful (thank you all so much for your support!) and also generated some surplus, which Frost Giant is investing directly back into development.

Where the Kickstarter provided backers with beta access, and in some cases, physical goods, Frost Giant's StartEngine campaign is a stock offering. Stock offerings on StartEngine (and the communication about them) are regulated by the US government. Stock value can be volatile, and it's important for potential investors to be mindful of the risks involved.

The equity Frost Giant is intending to offer through StartEngine is aimed towards investors, but also open to the community. This is earmarked to help self-publish and market Stormgate's release in the West. It's possible that excess capital could again

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be generated, which would again get invested back into development.

It's also important to understand that owning stock is not the same as profit sharing. When companies are at an early stage, their stock has limited liquidity. The shares purchased through the intended StartEngine Regulation Crowdfunding offering has limited liquidity and certain regulatory restrictions. Please consult StartEngine's website and the Risk Factors section of the future offering memorandum or your professional investment advisor.

HOW WILL FROST GIANT FUND CONTINUED OPERATIONS AFTER EARLY ACCESS RELEASE?

The goal of Stormgate's initial Early Access release is to deliver a profitable product, which sustains on-going operations on the strength of its sales. Frost Giant has worked for years to build Stormgate and to create awareness. Positive indications from the Kickstarter and Steam Next Fest performance lead Frost Giant to expect that Stormgate will be successful at Early Access, while acknowledging that there is always some degree of risk.

ARE YOU GOING TO RUN OUT OF MONEY IF YOU'RE NOT PROFITABLE OUT OF THE GATE?

If Stormgate is unexpectedly not profitable at the outset, Frost Giant is fortunate to have additional runway in the form of cash reserves. These reserves provide stability in the event of revenue shortfalls, and combined with revenue from Early Access release, are expected to carry Stormgate to a "1.0" launch. Frost Giant's resources, while finite, are consistent with the original business plan – and correspondingly, we believe we have sufficient capital to achieve success.

We also have several other potential capital sources. Frost Giant expects to work with publishing partners in Asia. This means other companies would market Stormgate in Asia in exchange for regional revenue share. These deals frequently involve up-front licensing fees and/or minimum guarantees, but not always.

It's also possible that Frost Giant might strike additional platform partnerships with other PC gaming distribution services, and that Stormgate might enter into other promotional partnerships or licensing deals that produce capital. Deals in these categories, and the corresponding terms, cannot be predicted ahead of time.

Another possibility is that Frost Giant will raise additional venture capital. Although venture capital investment across the gaming sector decreased over the past twelve months, Frost Giant is a candidate for future rounds because Stormgate has demonstrated significant development progress and market traction.

Finally, Frost Giant has been offered a line of credit, in the form of venture debt, from a major bank. This can provide a certain amount of operating capital as a bridge to other funding.

HOW EFFICIENT IS FROST GIANT'S SPENDING?

Game releases from major publishers often exceed $100M in development budgets today. Frost Giant has assembled a meaningful budget for Stormgate, but it is still comparatively modest. Frost Giant intends to operate more efficiently than typical major publishers.

Major publishers' overhead (operating cost per employee) can be as high as 100%, but Frost Giant's overhead is closer to 25%. Frost Giant's facility costs are lower than many major publishers, since only about 40% of Frost Giant's team works from the Irvine office at this time. Shared general and administrative (SG&A) costs are also lower, since Frost Giant doesn't currently have large internal support departments to carry, primarily just the development team. Frost Giant makes an effort to pay fair market salaries, and many team members are veterans based in major metropolitan areas of the US, so our staff costs are comparable to those of other leading developers.

In aggregate, thanks to reduced overhead, we believe Frost Giant is more efficient than many major US publishers. Combined with increased development effectiveness from veteran team members, Frost Giant has an additional edge.

WHY IS FROST GIANT APPROACHING ITS BUSINESS DIFFERENTLY?

Until recently, most major games were funded by large game publishers. In the last five years, venture capital emerged as a meaningful new source of game funding, and this spawned hundreds of new game studios. Frost Giant is one of a small number of venture-backed studios launching a product into Early Access this year. We are one of a group of studios pioneering new ground for how games are brought to market.

WHY HAS FROST GIANT DECIDED TO SELF-PUBLISH, AND WHY ONLY IN THE WEST?

When publishers fund development, this typically gives them creative control over the game. That means that they have the final word on any decision, including release timing and monetization fairness. Self-publishing enables Frost Giant to retain complete creative control.

Working with region-limited publishing partners does not involve giving up creative control. Regional partnerships in Asia will also enable Frost Giant to better serve players through localized communication, and to have a stronger presence in PC cafes, which are important in that region.

WHERE IS THE ROADMAP?

We're working on it. Our plan is to share an overview of the content rollout plan for our next beta testing phase (codenamed Frigate) followed by our initial Early Access release (codenamed Griffin) and beyond. We plan to playtest early work on our third faction in Frigate, which should be available to closed playtesters in the first half of April.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

POWERED BY

FROST GIANT INVITES SUPPORTERS TO RESERVE A PIECE OF THE STUDIO

Hello, Stormgate Community!

Big news to share with you today, particularly if you're interested in becoming more deeply involved in the future success of Stormgate and joining the Frost Giant family. Check out our press release below.

Early reservations for Frost Giant's StartEngine campaign to receive a 5% bonus in shares

19 February, 2024, 09:00 ET - Frost Giant Studios, following a record-setting Kickstarter and a standout debut at Steam Next Fest, today launched a TTW (Test The Waters) page for their upcoming crowd-equity campaign on StartEngine. This initiative offers supporters a chance to reserve a spot in advance to invest at a later date in Frost Giant Studios and directly benefit from the success of *Stormgate*, the studio's highly anticipated real-time strategy game.

EXCLUSIVE BENEFITS FROM RESERVING YOUR INTEREST

The Frost Giant Studios Test the Waters (TTW) page on StartEngine invites potential investors to consider "owning a piece of Frost Giant" by reserving your interest to invest in the studio.* The full crowd-equity campaign is coming soon, but early reservation holders are eligible to receive a 5% share bonus upon completing your investment.

A STRATEGIC PARTNERSHIP WITH THE COMMUNITY

"Frost Giant Studios' crowd-equity offering on StartEngine will enable private investors and passionate players to actually be our business partners, to help launch Stormgate in the best way possible -- together," said Tim Morten, CEO and Production Director of Frost Giant Studios. "The funds we secure will bolster a strategic marketing campaign, setting the stage for *Stormgate's* Early Access launch this summer. This initiative invites our supporters to upgrade into shareholders."

STRONG MOMENTUM FOR STORMGATE

This crowd-equity campaign embodies Frost Giant Studios' commitment to community involvement, offering a unique opportunity to invest in the future of the real-time strategy genre and PC gaming. With a Kickstarter campaign that raised $2.38M, setting a record as the largest video game Kickstarter of 2023 and the most-funded RTS crowdfunding campaign to date, Frost Giant Studios has demonstrated significant market demand and community support for *Stormgate*. This achievement was further underscored by *Stormgate's* smash-hit public debut at Steam Next Fest, where it emerged as the #2 most-played game demo and the #1 most-played strategy game, solidifying its position as a leading upcoming game. Excitement for *Stormgate* continues to grow as the game has climbed to #39 on the most wishlisted Steam games according to SteamDB, signaling strong anticipation for its Early Access release this summer.

For more information on how to become part-owner of Frost Giant visit our StartEngine Reservation Page. For updates on beta access, visit playstormgate.com or join the official Discord. For more on Stormgate, please visit StartEngine.com/investor-faq.

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**Please note that all investments entail risk, including the potential loss of capital. You should only invest an amount of money that you can afford to lose without changing your lifestyle. For more information, please visit StartEngine.*

ABOUT FROST GIANT STUDIOS, INC.

Frost Giant Studios was founded in 2020 by Tim Morten and Tim Campbell, veteran game industry leaders who, along with the rest of the development team, helped create some of the most acclaimed and best-selling PC games of all time. The studio's debut title, Stormgate™, is designed to be a free-to-play real-time strategy game set in an all-new science fantasy universe. Headquartered in Irvine, California, with remote talent from around the world, Frost Giant Studios is committed to a work environment built on collaboration, inclusion, and mutual respect. For more on Stormgate, please visit playstormgate.com.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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PRESS RELEASE

2/20/2024

Frost Giant Invites Supporters to Reserve a Piece of the Studio

Early reservations for Frost Giant's StartEngine campaign are eligible to receive a 5% bonus in shares

20 February, 2024, 09:00 ET–Frost Giant Studios, following a record-setting Kickstarter and a standout debut at Steam Next Fest, yesterday launched a TTW (Test The Waters) preview page for their upcoming crowd-equity campaign on StartEngine and more than $400,000 USD in shares has already been reserved. This initiative offers supporters a chance to reserve a spot in advance to invest at a later date in Frost Giant Studios and directly benefit from the success of *Stormgate*, the studio's highly anticipated real-time strategy game.

Exclusive Benefits from Becoming a Reservation Holder

The Frost Giant Studios Test the Waters (TTW) page on StartEngine invites potential investors to consider "owning a piece of Frost Giant" by reserving their interest in the studio.* The full crowd-equity campaign is coming soon, but early reservation holders can receive a 5% share bonus for reserving shares during the TTW preview period. Open to accredited and non-accredited investors, a $494 minimum investment will be required for this Reg CF offering, with a company valuation of $150M.

A Strategic Partnership with the Community

"Frost Giant Studios' crowd-equity offering on StartEngine will enable private investors and passionate players to actually be our business partners, to help launch *Stormgate* in the best way possible -together," said Tim Morten, CEO and Production Director of Frost Giant Studios. "The funds we secure will bolster a strategic marketing campaign, setting the stage for *Stormgate's* Early Access launch this summer. This initiative invites our supporters to upgrade into shareholders."

Strong Momentum for *Stormgate*

This crowd-equity campaign embodies Frost Giant Studios' commitment to community involvement, offering a unique opportunity to invest in the future of the real-time strategy genre and PC gaming. With a Kickstarter campaign that raised $2.38M, setting a record as the largest video game Kickstarter of 2023 and the most-funded RTS crowdfunding campaign to date, Frost Giant Studios has demonstrated significant market demand and community support for *Stormgate*. This achievement was further underscored by *Stormgate's* smash-hit public debut at Steam Next Fest, where it emerged as the #2 most-played game demo and the #1 most-played strategy game, solidifying its position as a leading upcoming game. Excitement for *Stormgate* continues to grow as the game has climbed to #39 on the most wishlisted Steam games according to SteamDB, signaling strong anticipation for its Early Access release this summer.

For more information on how to become part-owner of Frost Giant, visit our StartEngine Reservations page. For updates on beta access, visit playstormgate.com or join the official Discord.

**Please note that all investments entail risk, including the potential loss of capital. You should only invest an amount of money that you can afford to lose without changing your lifestyle. For more information, please visit StartEngine.com/investor-faq.*

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE

OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

About Frost Giant Studios, Inc.

Frost Giant Studios was founded in 2020 by Tim Morten and Tim Campbell, veteran game industry leaders who, along with the rest of the development team, helped create some of the most acclaimed and best-selling PC games of all time. The studio's debut title, *Stormgate™*, is a free-to-play real-time strategy game set in an all-new science fantasy universe. Headquartered in Irvine, California, with remote talent from around the world, Frost Giant Studios is committed to a work environment built on collaboration, inclusion, and mutual respect. For more on *Stormgate*, please visit playstormgate.com.

KICKSTARTER SUPERBACKER UPDATE
[Only for Immortal Founders, Godly Founders, and Hall of Legends]

Final days for early reservation bonus on StartEngine

Hello <<Immortal Founders>>,

We are deeply grateful for your extraordinary support and Kickstarter pledge. The Frost Giant team is hard at work on the game and end-of-April playtest code-named: Frigate. In the meantime, we wanted to let you know we are in the final days of our early reservations for Frost Giant's upcoming StartEngine campaign, where you can become our business partners as part owners of the studio.

https://www.startengine.com/offering/frostgiant

Early reservation holders are eligible to receive a 5% share bonus upon completing their order. That would be in addition to the 10% loyalty bonus on shares that is offered to <<Immortal Founders>> regardless of when you might choose to participate.

For more information and to express your interest, please visit our Reservation Page soon. We are here to answer any questions you may have.

Thank you once again for your incredible support,

- The Frost Giant Studios team